

August 27, 2012

Via E-mail
Mr. Joel Primus
Search by Headlines.com Corp.
#2 34346 Manufacturers Way
Abbotsford, British Columbia
Canada V2S 7M1

> **Re: Search by Headlines.com Corp.**
> **Form 8-K**
> **Filed August 1, 2012**
> **File No. 000-52381**

Dear Mr. Primus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition of Assets, page 2

1. Please revise your discussion in this section to describe the treatment of the various classes of Naked common shares in the acquisition. In this regard we note references to the issuance of Class C and Class F common shares in the first paragraph of page 17 and Class E on page 16.

Acquisition of Naked, page 2

2. Please delete the statement in the last sentence of this section that the description of the terms of the acquisition agreement is "qualified in its entirety by the contents of the acquisition agreement."

Pooling Agreements, page 4

3. Please define "consolidation of the shares of common stock" in the first
    paragraph.

Description of the Business, page 5

4. Please provide more fulsome disclosure of your principal products. For example,
    we note your brief references to your MicroModal and Microfiber lines in your
    MD&A discussion. To the extent applicable, describe any material differences in
    how these lines are sources, produced, marketed or sold.

Sources and Availability of Raw Materials, page 5

5. Please reconcile your disclosure in this section that you are not reliant on any
    principal suppliers with your disclosure in the second risk factor on page 10 that
    many of the specialty fabrics you use are available from only one or a very
    limited number of sources.

Employees, page 6

6. Please revise to clarify the number of total employees you have, in addition to the
    number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Competition, page 6

7. We note your statement in this section that you have a slight competitive
    advantage arising from how you promote your products. In the interest of clearer
    and more balanced disclosure, please reconcile this statement with your disclosure
    in the first risk factor on page 11 where you identify the significant competitive
    advantages of many of your competitors and revise this section to also discuss
    your particular competitive disadvantages.

8. Please clarify the meaning of "high value point" as used in this section and
    provide the basis for the implication that your competitors' are not producing or
    introducing products at a "high value point."

Risk Factors, page 7
Our failure or inability to protect our intellectual property . . . , page 11

9. We note your reference to relying on certain licensing arrangements in the first
    sentence of this risk factor. Please revise here and under Description of the
    Business to describe such licensing arrangements. Also, consider filing any
    related agreements as exhibits to your Form 8-K. See Item 601 of Regulation S-
    K.

Liquidity, page 16

10. Please revise to quantify and describe material sources of liquidity for the time periods covered by the financial statements to date. In this regard, please address the equity and loans discussed on page 3. Please include a discussion of the cash flow statement. Please disclose and quantify known sources and uses of funding, including the purchase order for a new large department store.

Properties, page 19

11. Please expand the disclosure to describe your property according to Item 102 of Regulation S-K. Please disclose the character of the property and address suitability, adequacy, capacity and extent of utilization.

Business Experience, page 21
Joel Primus, page 21

12. Please revise this section to clarify Mr. Primus' business experience during the past five years. In this regard, provide the start and end dates of his various positions, by month and year. We also note that Mr. Primus' LinkedIn profile and certain press information refers to work with Altitude Search Marketing and Sapera magazine and the Abbotsford News, which do not appear to be mentioned here. Please see Item 401(e) of Regulation S-K for guidance.

Alex McAulay, C.A., page 21

13. We note your disclosure that Mr. McAulay worked for MNP LLP for four years prior to 2010, but did not receive his degree from Fraser Valley until 2008. Please revise your disclosure to clarify in what capacity Mr. McAulay worked for MNP LLP prior to receiving his bachelor's degree and when he became a chartered accountant.

Certain Relationships and Related Transactions, page 22

14. We note your references to "during" your last fiscal year ended July 31, 2011 and "during" Naked's last fiscal year ended January 31, 2012. Please note that Item 404 of Regulation S-K requires disclosure since the beginning of your last fiscal year, not just during the last fiscal year. Please revise your disclosure in this section to include any transactions that may have occurred after the end of your last fiscal year as well as any currently proposed transaction.

15. We note your disclosure regarding advances received from a former director of the company. Please revise to provide the name of the former director and to clarify the largest aggregate amount of principal outstanding during the period for which disclosure is provided and the amount outstanding as of the latest practicable date. See Item 404(a)(1) and (5) of Regulation S-K.

16. Please disclose all related party transactions required to be addressed or provide a summary of the transactions and provide a cross reference where all Item 404 information is presented. In this regard, please disclose or summarize the pooling agreement discussed on page four.

Executive Compensation, page 23

17. Please revise to provide a description of the material terms of your employment agreements, whether written or unwritten. In this regard, please revise your narrative disclosure to describe the material terms of Mr. Primus' and Mr. McAulay's unwritten compensation agreements that existed prior to the closing of the acquisition agreement, including the circumstances under which they received the stock awards in 2012. Furthermore, please disclose the terms of Mr. Primus' and Mr. McAulay's bonus and stock option grants under their new agreements. See Item 402(o)(1) of Regulation S-K for guidance.

Compensation of Directors, page 25

18. Please provide the narrative disclosure required by Item 402(r)(3) of Regulation S-K with respect to the compensation of Mr. Coles and Geiskopf.

Recent Sales of Unregistered Securities, page 26

19. Please expand to disclose all issuances of unregistered securities for the three year time period. In this regard, we note the equity and debt issuances discussed on page three and the issuances of Series C, D and E common stock. For each transaction, please disclose the facts supporting the availability of Regulation S and Section 4(2), as applicable.

Description of Registrant's Securities to be Registered, page 27

20. Please disclose the principal terms of the warrants and the options issued to consultants.

Exhibits

21. Please file your agreements with Holt Renfrew and Nordstrom as exhibits to the Form 8-K or advise us of why you believe that is unnecessary under Item 601 of Regulation S-K.

Exhibit 99.1 Audited Financial Statements of Naked Boxer Brief Clothing Inc. for the
Fiscal Year ended January 31, 2012
Note 1. Organization and Nature of Business, page 9

22. We note your disclosures indicating that Naked Boxer Brief Clothing Inc.
("Naked") commenced business operations in September 2010. Please address
the following points:

    a. Please tell us why you have not identified the stub period from September
        2010 to January 31, 2011 in the historical financial statements of Naked.

    b. If there was a shortened period of operations for the fiscal year ended January
        31, 2011, please explain why you have not discussed or attributed variations
        between your results of operations for a five month period ended January 31,
        2011 with the twelve month period ended January 31, 2012 in management's
        discussion and analysis.

Note 12. Income Taxes, page 21

23. We note your disclosures indicating that differences between the Company's
Canadian federal statutory income tax rate and your effective tax rate were
not material to the financial statements. You also indicate that you do not
anticipate significant changes to your unrecognized tax benefits within the
next twelve months. Please prepare and submit the following disclosures for
the year ended January 31, 2012 and confirm that you will provide these
disclosures in future filings:

    a. A reconciliation of the reported amount of income tax expense
        attributable to continuing operations for the year to the amount of income
        tax expense that would result from applying domestic federal statutory
        tax rates to pretax income from continuing operations. Refer to ASC 740-
        10-50-12.

    b. Disclosures required by ASC 740-10-50-15 related to any unrecognized
        tax benefits.

Exhibit 99.3 Unaudited Pro Forma Consolidated Financial Statements
Pro Forma Consolidated Statement of Operations for the three months ended April 30,
2012, page 7

24. We note that the amounts included in the column labeled "Search by
Headlines.com Corp." do not agree to the historical amounts disclosed in your
Form 10-Q for the quarter ended April 30, 2012. Specifically, we note that you
have omitted the gain on extinguishment of debt of $39,000 included in your
historical statement of operations for the three months ended April 30, 2012.
Please revise the amounts you report for Search by Headlines.com Corp. in your

pro forma tables to agree with the historical figures presented in the statement of operations included in your previously filed Form 10-Q. Please include your adjustments in the column labeled "Pro Forma Adjustments" and discuss them in your footnotes.

Note 1 – Basis of Presentation, page 8

25. We note your disclosures indicating that "the results of SBH for the year ended January 31, 2012 were determined by combining the results of operations for the six months ended July 31, 2011 and the six months ended January 31, 2012 adjusted for the effect of the private placement transactions detailed in Note 4(a)." Please revise the amounts you report for Search by Headlines.com Corp. in your pro forma tables to agree with the historical figures presented in the statement of operations included in your previously filed Form 10-K and Form 10-Q. Please include any adjustments to your historical figures in the column labeled "Pro Forma Adjustments" and discuss them in your footnotes.

Note 4 - Pro Forma Assumptions and Adjustments, page 10

26. We note that you eliminated the gain on extinguishment of debt in the amount of $39,000 on the pro forma consolidated statement of operations for the three months ended April 30, 2012 as "this gain occurred prior to the Acquisition". Please explain how this adjustment is expected to have a continuing impact on your results under Rule 11-02(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director